Exhibit 12.1

Take-Two Interactive Software, Inc.
Statement of Computation of Ratios of Earnings to Fixed Charges

The following table sets forth the ratios of earnings to fixed charges for Take-Two Interactive Software, Inc. (the “Company”) for each year in the five year period ended:

	Fiscal Year Ended March 31, 2013	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2011	Five Months Ended March 31, 2010	Fiscal Year Ended October 31,
					2009	2008
Income (loss) from continuing operations before income taxes	(26,112)	(103,837)	63,623	(22,286)	(125,950)	107,755
Fixed charges	35,606	25,483	18,736	7,718	13,130	8,568

Earnings (Deficiency):	9,494	(78,354)	82,359	(30,004)	(139,080)	116,323

Interest Expense	31,933	21,828	15,928	6,521	10,259	3,414
Implied interest component of rent expense	3,673	3,655	2,808	1,197	2,871	5,154

Fixed charges:	35,606	25,483	18,736	7,718	13,130	8,568

Ratio of earnings to fixed charges	0.3	NA	4.4	NA	NA	13.6